

June 23, 2011

<u>Via E-Mail</u>
Henry D. Fahman
Interim Chief Executive Officer
Catalyst Resource Group, Inc.
17011 Beach Blvd., Suite 1230
Huntington Beach, CA 92647

> **Re: Catalyst Resource Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 001-03477**

Dear Mr. Fahman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Item 9A – Controls and Procedures</u>

1. You state that you "did not maintain" effective internal control over financial reporting as of December 31, 2010. Please state if true that your internal control over financial reporting is not effective rather than stating that you "did not maintain" effective internal controls.

<u>Exhibits 31.1 and 31.2</u>

2. Please amend your filing to provide a certification exactly as set forth in Item 601(b)(31) of Regulation S-K. Specifically, please include the language required in paragraphs 4, 4(d) and 5 and the disclosure required in paragraph 4(b) in Item 601(b)(31)(i) of

Regulation S-K. The amendment may be abbreviated to consist of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the Section 302 certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services